SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                           (Amendment No. _____)*


                        ARMATRON INTERNATIONAL, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)

                        COMMON STOCK, $1.00 PAR VALUE
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 042167 10 6
                           ----------------------
                               (CUSIP Number)

MALCOLM D. FINKS, TRUSTEE, BASS DOHERTY & FINKS, P.C., 40 SOLDIERS FIELD PLACE
                   BOSTON, MA 02135-1104   (617) 787-5551
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               April 20, 1999
         -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See [SECTION] 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D


CUSIP NO.  042167 10 6               13D



1     NAMES OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Housman Realty Trust


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   [ ]
                                                              (b)   [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS

      00


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Dedham, Massachusetts


   NUMBER OF       7     SOLE VOTING POWER

                         6,667,000 shares (consists of 6,667 shares of Series A Convertible Preferred Stock which is
     SHARES currently convertible into 6,667,000 shares of Common Stock)

  BENEFICIALLY     8     SHARED VOTING POWER

    OWNED BY             0

      EACH         9     SOLE DISPOSITIVE POWER

                         6,667,000 shares (consists of 6,667 shares of
                         Series A Convertible Preferred Stock which is
   REPORTING             currently convertible into 6,667,000 shares of
                         Common Stock)

     PERSON       10     SHARED DISPOSITIVE POWER

      WITH               0


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,667,000 shares (consists of 6,667 shares of Series A Convertible Preferred Stock which is currently convertible into 6,667,000 shares of Common Stock)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                        [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      73%

14    TYPE OF REPORTING PERSON

      OO



                   * SEE INSTRUCTION BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLULDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



Item 1.  Security and Issuer
         -------------------

      This statement relates to the common stock, $1.00 par value (the "Common Stock"), of Armatron International, Inc., a Massachusetts corporation (the "Company"). The address of the Company's principal executive offices is 2 Main Street, Melrose, MA 02176.

Item 2.  Identity and Background
         -----------------------

      This statement is being filed by Housman Realty Trust (the "Trust"), formed under declaration of trust on June 6, 1969, as amended and restated on January 11, 1990, as filed in the Norfolk County Registry of Deeds, Dedham, Massachusetts. The business address of the Trust is c/o Bass Doherty & Finks, P.C., 40 Soldiers Field Place, Boston, MA 02135-1104. The purpose of the Trust is to deal in and with, buy, purchase, own, acquire, hold, exchange, convey, sell, lease, sub-lease, rent, mortgage, pledge, encumber, hypothecate, survey, improve, divide, sub-divide, plant, develop, build, construct, alter, remodel, establish, operate, conduct, maintain and/or otherwise dispose of either as principal, agent or broker, land and real estate of every kind, nature, and description of all kinds, personal or mixed property, including, without limiting the foregoing, buildings, machinery, chattel mortgages, real mortgages, negotiable and non-negotiable instruments, securities, chooses in action and other obligations to do and perform all things needful and lawful for carrying out the same. The trustee of the Trust is Malcolm D. Finks. Mr. Finks's business address is Bass Doherty & Finks, P.C., 40 Soldiers Field Place, P.C., Boston, MA 02135-1104. Mr. Finks's present principal occupation is attorney. Mr. Finks is a citizen of the United States.

      Neither the Trust nor Mr. Finks has been, during the last five years,
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

      On April 20, 1999, the Trust converted $2,000,100 of the principal amount of debt owed to it by the Company pursuant to a Promissory Note dated January 11, 1990, as amended, in the original principal sum of $7,000,000 into 6,667 shares of Series A Convertible Preferred Stock, $100 par value per share (the "Preferred Stock"). This Preferred Stock is convertible into 6,667,000 shares of Common Stock.

Item 4.  Purpose of Transaction
         ----------------------

      On April 22, 1999, the Company filed a Schedule 13E-3 and a Preliminary Proxy Statement with the Securities and Exchange Commission relating to an Agreement and Plan of Merger (the "Merger Agreement") between the Company and Armatron Merger Corporation, a newly formed Massachusetts corporation that was organized as a nonsubstantive transitory vehicle to effect the following transactions ("MergerCo"), which provides, among other things, for the merger of MergerCo into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, (i) each outstanding share of Common Stock will be converted into the right to receive $0.27 in cash (except that any shares held by MergerCo or in the Company's treasury will be canceled and any stockholder who properly dissents from the Merger will be entitled to appraisal rights under Massachusetts law); (ii) each outstanding share of common stock, $.01 par value per share, of MergerCo (the "MergerCo Common Stock") will be converted into one share of common stock, $.01 par value per share, of the Surviving Corporation; and (iii) each outstanding share of Series A Preferred Stock, $100 par value per share, of the Company will be converted into one share of Series A Preferred Stock, $.01 par value per share, of the Surviving Corporation.

      Following the Merger, the Company will not list the common stock of the Surviving Corporation on any national securities exchange or automated quotation system and will delist the Company's Common Stock. If the Merger is effected, it is anticipated that the Company will have fewer than 300 stockholders and will promptly request termination of registration under
Section 12(g) of the Securities Exchange Act of 1934.

      Prior to the issuance of the Preferred Stock, the Company was deemed insolvent under Massachusetts law because its liabilities exceeded its assets. In order to make the Company solvent so that the Company may, in connection with the Merger, pay the merger consideration to its stockholders without violating Massachusetts law, the Trust agreed to convert a portion of its debt into the Preferred Stock.

      The Preferred Stock votes on an as converted basis with the Common Stock. The Preferred Stock is convertible into 6,667,000 shares of Common Stock which represent the power to vote 73% of the shares of capital stock of the Company. The Trust intends to vote these shares in favor of the Merger.

      Except as set forth above, the Trust has no plans or present proposals which relate to or would result in any of the matters listed in
Item 4(a)-(j) of Schedule 13D.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

      (a) The Trust beneficially owns 6,667 shares of Preferred Stock, all of which are presently convertible into 6,667,000 shares of Common Stock and which represent 73% of the Common Stock of the Company.

      (b) The Trust has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 6,667 shares of Preferred Stock, all of which are presently convertible into 6,667,000 shares of Common Stock.

      (c) Over the last sixty days, the Trust has not effected any transactions in any security of the Company.

      (d) Not applicable.

      (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         -------------------------------------------------------------
         Respect to Securities of the Issuer
         -----------------------------------

      The Trust is party to a Promissory Note dated January 11, 1990, as amended, in the original principal sum of $7,000,000 under which the Trust has extended a $7,000,000 line of credit to the Company. This line of credit, with interest payable at 10%, requires monthly payments only, is payable in full on October 1, 1999 and is collateralized by all assets of the Company. The Company had $4,715,000 outstanding and unpaid interest of $1,633,000 under this line of credit at March 31, 1999. On April 20, 1999, the Trust converted $2,000,100 of the principal amount of the debt into 6,667 shares of Preferred Stock. The Preferred Stock is convertible into 6,667,000 shares of Common Stock.


Item 7.  Material to be Filed as Exhibits
         --------------------------------

Exhibit 1 Promissory Note dated January 11, 1990, as amended, in the original principal sum of $7,000,000 issued by the Trust

Exhibit 2 Agreement and Plan of Merger by and between the Company and MergerCo.


                                  Signature
                                  ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       HOUSMAN REALTY TRUST


Date:                                  By: /s/ Malcolm D. Finks
                                           --------------------
                                               Malcolm D. Finks, Trustee


                                                                      EXHIBIT 1

                               PROMISSORY NOTE
                               ---------------

Principal Sum
$7,000,000.00                                              January 11, 1990
-------------                                              ----------------

FOR VALUE RECEIVED, the undersigned, ARMATRON INTERNATIONAL, INC., a Massachusetts corporation, having its principal place of business in Melrose, Massachusetts, promises to pay to the order of ELLIOT J. ENGLANDER, TRUSTEE OF THE HOUSMAN REALTY TRUST, established under a Declaration of Trust, dated June 6, 1969, as amended, having an address at 55 Summer Street, 8th Floor, Boston, MA 02110, (hereinafter called the "holder"), the sum of SEVEN MILLION ($7,000,000.00) DOLLARS, or such sum or sums as the holder shall advance to the undersigned from time to time in his discretion up to Seven Million ($7,000,000.00) Dollars, with interest on the unpaid principal balance from the date of this note, (calculated on the basis of a 360-day year for the actual number of days elapsed), until paid, at a rate per annum which at all times shall be equal to the rate from time to time designated by the Shawmut Bank, N.A. as its "Base Rate" plus two (2%) per cent, but not less than 11.75% per annum. Notwithstanding the foregoing, the rate of interest payable hereunder shall be adjusted monthly on the 1st day of each month until said note is paid in full. Any adjustments of interest shall be affected with the first payment due after the effective date of change. Interest only shall be payable in monthly installments on the 1st day of each month hereafter beginning March 1, 1990 until February 1, 1995 when the entire indebtedness remaining unpaid with interest shall then be due and payable in full. At the option of the holder, the entire indebtedness remaining unpaid with interest shall become due and payable twelve (12) months after giving maker written notice of demand for payment. All payments are to be made payable to the holder at 55 Summer Street, 8th Floor, Boston, Massachusetts, 02110, or at such other place as the holder may from time to time designate in writing. The maker shall have the right to prepay in whole or in part the within note at any time without penalty.

The undersigned agrees to pay all costs and expenses, including all attorney's fees and expenses incurred by the holder in the collection of this note. Upon default interest shall accrue at a rate per annum equal to the aggregate of five (5%) per cent plus the "Base Rate" until paid in full.

At the option of the holder, this note shall become immediately due and payable without notice or demand upon the occurrence at any time of any of the following events: (1) Default in any payment of interest or principal due hereunder; (2) Default in the performance or observance of the terms or conditions of the Security Agreement, (including amendments and extensions thereof) securing this note; (3) Default in the payment or performance of any other liability or obligation of the undersigned or of any indorser or guarantor of any liability or obligation of the undersigned to the holder;
(4) The service upon the holder hereof of a writ in which the holder is named as trustee of the undersigned; (5) If the undersigned shall generally not, or shall be unable to or shall admit in writing its inability to, pay its debts as they become due; (6) The liquidation, termination or dissolution of the undersigned; (7) If the undersigned shall make an assignment for the benefit of creditors, or if a receiver or conservator of any such party's property shall be appointed, or if a petition in bankruptcy or other similar proceeding under any law for relief of debtors shall be filed by or against the undersigned; (8) The commencement of foreclosure proceedings by any mortgagee or secured party against any real estate or property of the undersigned being pledged as security for this promissory note; or (9) The sale, transfer, or further hypothecation of any of the property given as security for this indebtedness; (10) A material adverse change in the business, operations, property or financial condition or prospects of the undersigned; (11) If any judgment be entered against the undersigned which judgment remains unsatisfied fourteen (14) days after issuance thereof; or (12) If for any other cause the holder in his sole discretion, deems this obligation in jeopardy.

Each and every party liable hereon, either as maker, indorser, guarantor, surety or otherwise, hereby (1) waives presentment, demand, protest and notices of every kind and description, and all suretyship defenses and defenses in the nature thereof; (2) waives any defenses based upon, and specifically assents to, any and all extensions and postponements of the time of payment and all other indulgences and forbearances which may be granted by the holder to any party liable hereon; (3) agrees to any substitution, exchange, release, surrender or other delivery of any collateral held hereunder and to the addition or release of any other party or person primarily or secondarily liable; and (4) agrees to be bound by all of the terms contained in this note and agrees that the obligations and agreements of all such parties shall be joint and several.

No delay or omission on the part of the holder in exercising any right hereunder shall operate as a waiver of such right or of any other right of such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion.

All property (including tangible, intangible, real, personal, and other property of every kind, nature and description) and all other collateral and security delivered to or held by the holder as security for the payment of this note or the payment of any other notes or the performance of any other obligations or liabilities to the holder of any party liable hereon, either as maker, indorser, guarantor, surety, or otherwise, or for which any such party is liable to the holder, and all guarantees and endorsements hereof shall be deemed (insofar as it is legally possible to do so by agreement of the undersigned) to be security for any guarantees and endorsements assuring the payment of this note and all other said notes and the performance of all of said obligations and liabilities of all of such parties liable hereon to the holder, whether now existing or hereafter arising, due or to become due, absolute or contingent, joint or several, primary or secondary. Any default under this note or in the performance and observance of the provisions of any mortgage, security agreement, or other agreement pertaining thereto shall be deemed a default on all other notes, obligations and liabilities of all parties liable hereon to the holder, whether now existing or hereafter arising, shall also be deemed a default on this note.

No single or partial exercise of any power hereunder or under any pledge or security agreement securing this note shall preclude other or future exercise thereof or the exercise of any other power. The holder hereof shall at all times have the right to proceed against any portion of the security held herefor in such order and in such manner as the holder may see fit, without waiving any rights with respect to any other security.

All rights and obligations hereunder shall be governed by the laws of the Commonwealth of Massachusetts and this note is executed as and shall have the effect of a sealed instrument. Notwithstanding any provision herein or in any instrument now or hereafter securing this note, the total liability for payments in the nature of interest shall not exceed the limitations now imposed by the applicable laws of the state whose laws are controlling on the subject as shall be determined by final order of a court of competent jurisdiction.

The provisions of the Promissory Note are hereby declared to be severable, and if any such provision or the application of such provision to any person, corporation, or circumstance shall be held to be invalid or unconstitutional, such invalidity or unconstitutionality shall not be construed to affect the validity or constitutionality of any of the remaining provisions of this note or the application of such provision to persons, corporations, or circumstances other than those as to which it is held invalid.

The undersigned acknowledge receipt of a copy of the within note.

IN WITNESS WHEREOF, ARMATRON INTERNATIONAL, INC. has caused these presents to be executed and delivered as an instrument under seal by Charles J. Housman, its President and Treasurer, thereunder duly authorized, the day and year first above written.

Witness:                               ARMATRON INTERNATIONAL, INC.

/s/ Edward J. Rogers                   By /s/ Charles J. Housman
-----------------------------             --------------------------------
Edward J. Rogers                          Charles J. Housman, President
                                           and Treasurer

This note is secured by a Security Agreement covering all of the assets of the maker, and without limiting the generality of the foregoing, including present and hereinafter acquired equipment, inventory, accounts receivable, contract rights and other intangibles as set forth in said Security Agreement and financing statements to be filed with the Secretary of the Commonwealth of Massachusetts and elsewhere.

                          AGREEMENT FOR REVISION OF
               TERMS OF PROMISSORY NOTE AND SECURITY AGREEMENT
               -----------------------------------------------

      AGREEMENT made this 30th day of September, 1994 by and between Elliot
J. Englander, Trustee of Housman Realty Trust, (hereinafter referred to as "Lender") and Armatron International, Inc., a Massachusetts corporation, located at 2 Main Street, Melrose, Massachusetts, (hereinafter referred to as "Borrower").

      WHEREAS Lender is the Holder and Borrower is the Maker of a certain Promissory Note dated January 11, 1990, in the original principal amount of $7,000,000.00 (hereinafter "the Note");

      WHEREAS the Note is secured by a certain Security Agreement dated January 11, 1990, on the inventory, accounts, accounts receivable, equipment and other assets of the Borrower as evidenced by UCC financing statements on file with the Secretary of State of Massachusetts, and the Clerk's Officer of Melrose, Massachusetts; and

      WHEREAS Lender and Borrower have agreed to extend the due date of said Note and Security Agreement.

      NOW, THEREFORE, Lender and Borrower, for themselves, and their respective successors, executors, administrators, and assigns, mutually covenant and agree as follows:

      1.  The maturity date of the Note is extended to October 1, 1997.

      2. The interest rate on said Note is the "Base Rate" as determined from time to time by the Shawmut Bank, N.A. plus two (2%) percent.

      3. In all other respects, the terms and conditions of the Note and Security Agreement are hereby ratified and reaffirmed.

      Executed and delivered as an instrument under seal this 30th day of September, 1994.


LENDER:                                BORROWERS:

HOUSMAN REALTY TRUST                   ARMATRON INTERNATIONAL, INC.

By /s/ Elliot J. Englander             By /s/ Charles J. Housman
   -------------------------------        --------------------------------
   Elliot J. Englander, Trustee           Charles J. Housman, President
                                           and Treasurer


                      AGREEMENT FOR SECOND REVISION OF
               TERMS OF PROMISSORY NOTE AND SECURITY AGREEMENT
               -----------------------------------------------


      AGREEMENT made this 10th day of November, 1994 by and between Elliot
J. Englander, Trustee of Housman Realty Trust, (hereinafter referred to as "Lender") and Armatron International, Inc., a Massachusetts corporation, located at 2 Main Street, Melrose, Massachusetts, (hereinafter referred to as "Borrower").

      WHEREAS Lender is the Holder and Borrower is the Maker of a certain Promissory Note dated January 11, 1990, in the original principal amount of $7,000,000.00 (hereinafter "the Note");

      WHEREAS the Note is secured by a certain Security Agreement dated January 11, 19990, on the inventory, accounts, accounts receivable, equipment and other assets of the Borrower as evidenced by UCC financing statements on file with the Secretary of State of Massachusetts, and the Clerk's Office of Melrose, Massachusetts;

      WHEREAS said Note and Security Agreement were amended by an Agreement for Revision of Terms of Promissory Note and Security Agreement ("revision") dated September 30, 1994; and

      WHEREAS Lender and Borrower have agreed to further amend the interest rate as set forth on said Note as amended by revision dated September 30, 1994.

      NOW, THEREFORE, Lender and Borrower, for themselves, and their respective successors, executors, administrators, and assigns, mutually covenant and agree as follows:

      1. The interest rate on said Note effective as of November 8, 1994 will be at the rate of ten (10%) percent per annum on the unpaid balance.

      2. In all other respects, the terms and conditions of the Note and Security Agreement dated January 11, 1990, as amended by revision dated September 30, 1994, are hereby ratified and reaffirmed.

      Executed and delivered as an instrument under seal this 10th day of November, 1994.

LENDER:                                BORROWERS:

HOUSEMAN REALTY TRUST                  ARMATRON INTERNATIONAL, INC.


By:  /s/ Elliot J. Englander           By:  /s/ Charles J. Housman
     -----------------------------          ------------------------------
     Elliot J. Englander, Trustee           Charles J. Housman, President
                                             and Treasurer


                          AGREEMENT FOR REVISION OF
               TERMS OF PROMISSORY NOTE AND SECURITY AGREEMENT
               -----------------------------------------------


      AGREEMENT made this 7th day of August, 1997 by and between Elliot J. Englander, Trustee of Housman Reality Trust, (hereinafter referred to as "Lender") and Armatron International, Inc., a Massachusetts corporation, located at w2 Main Street, Melrose, Massachusetts, (hereinafter referred to as "Borrower").

      WHEREAS Lender is the Holder and Borrower is the Maker of a certain Promissory Note dated January 11, 1990, in the original principal amount of $7,000,000.00 (hereinafter "the Note);

      WHEREAS the Note is secured by a certain Security Agreement dated January 11, 1990, on the inventory, accounts, accounts receivable, equipment and other assets of the Borrower as evidenced by UCC financing statements on file with the Secretary of State of Massachusetts, and the Clerk's Office of Melrose, Massachusetts;

      WHEREAS Lender and Borrower have agreed to extend the due date of said Note and Security Agreement.

      NOW, THEREFORE, Lender and Borrower, for themselves, and their respective successors, executors, administrators, and assigns, mutually covenant and agree as follows:


      1.  The maturity date of the Note is extended to October 1, 1998.

      2.  The interest rate on said Note is 10% per annum.

      3. In all other respects, the terms and conditions of the Note and Security Agreement are hereby ratified and reaffirmed.

      Executed and delivered as an instrument under seal this 7th date of August 1997.

LENDER:                                BORROWERS:

HOUSMAN REALTY TRUST                   ARMATRON INTERNATIONAL, INC.


BY:  /s/ Elliot J. Englander           By:  /s/ Charles J. Housman
     -----------------------------          ------------------------------
     Elliot J. Englander, Trustee           Charles J. Housman, President
                                             and Treasurer


                          AGREEMENT FOR REVISION OF
               TERMS OF PROMISSORY NOTE AND SECURITY AGREEMENT
               -----------------------------------------------

      AGREEMENT made this 27th day of October 1998 by and between Malcolm
D. Finks, Trustee of Housman Realty Trust, (hereinafter referred to as "Lender") and Armatron International, Inc., a Massachusetts corporation, located at 2 Main Street, Melrose, Massachusetts, (hereinafter referred to as "Borrower").

      WHEREAS Lender is the Holder and Borrower is the Maker of a certain Promissory Note dated January 11, 1990, in the original principal amount of $7,000,000.00 (hereinafter "the Note");

      WHEREAS the Note is secured by a certain Security Agreement dated January 11, 1990, on the inventory, accounts, accounts receivable, equipment and other assets of the Borrower as evidenced by UCC financing statements on file with the Secretary of State of Massachusetts, and the Clerk's Office of Melrose, Massachusetts; and

      WHEREAS Lender and Borrower have agreed to extend the due date of said Note and Security Agreement.

      NOW, THEREFORE, Lender and Borrower, for themselves, and their respective successors, executors, administrators, and assigns, mutually covenant and agree as follows:

      1.  The maturity date of the Note is extended to October 1, 1999.

      2.  The interest rate on said Note is 10% per annum.

      3. In all other respects, the terms and conditions of the Note and Security Agreement are hereby ratified and reaffirmed.

      Executed and delivered as an instrument under seal this 27th day of October 1998.


LENDER:                                BORROWERS:

HOUSMAN REALTY TRUST                   ARMATRON INTERNATIONAL, INC.


BY:  /s/ Malcolm D. Finks              By:  /s/ Charles J. Housman
     -----------------------------          ------------------------------
     Malcolm D. Finks, Trustee              Charles J. Housman, President
                                             and Treasurer



                                                                      EXHIBIT 2

                        AGREEMENT AND PLAN OF MERGER

                                by and among

                        ARMATRON INTERNATIONAL, INC.

                                     and

                         ARMATRON MERGER CORPORATION

                                 dated as of

                               April __, 1999


                              TABLE OF CONTENTS

ARTICLE I                                                               1
  THE MERGER                                                            1
  SECTION 1.1 THE MERGER                                                1
  SECTION 1.2 EFFECTIVE TIME                                            1
  SECTION 1.3 CLOSING                                                   2
  SECTION 1.4 ARTICLES OF ORGANIZATION; BY-LAWS                         2
  SECTION 1.5 DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION       2

ARTICLE II                                                              2
  CONVERSION OF SHARES                                                  2
  SECTION 2.1 CONVERSION OF CAPITAL STOCK                               2
  SECTION 2.2 PAYMENT OF MERGER CONSIDERATION                           3
  SECTION 2.3 DISSENTING SHARES                                         4

ARTICLE III                                                             4
  REPRESENTATIONS AND WARRANTIES OF THE COMPANY                         4
  SECTION 3.1 ORGANIZATION                                              4
  SECTION 3.2 CAPITALIZATION                                            5
  SECTION 3.3 AUTHORIZATION; VALIDITY OF AGREEMENT                      6
  SECTION 3.4 NO VIOLATIONS; CONSENTS AND APPROVALS                     6
  SECTION 3.5 SEC REPORTS AND FINANCIAL STATEMENTS                      7
  SECTION 3.6 ABSENCE OF CERTAIN CHANGES                                8
  SECTION 3.7 ABSENCE OF UNDISCLOSED LIABILITIES                        8
  SECTION 3.8 PROXY STATEMENT; EXCHANGE ACT SCHEDULES                   8
  SECTION 3.9 EMPLOYEE BENEFIT PLANS; ERISA                             9
  SECTION 3.10 LITIGATION; COMPLIANCE WITH LAW                          9
  SECTION 3.11 INTELLECTUAL PROPERTY                                   10
  SECTION 3.12 CONTRACTS                                               11
  SECTION 3.13 TAXES                                                   13
  SECTION 3.14 ENVIRONMENTAL MATTERS                                   13
  SECTION 3.15 REQUIRED VOTE BY COMPANY STOCKHOLDERS                   15
  SECTION 3.16 BROKERS                                                 15
  SECTION 3.17 OPINION OF FINANCIAL ADVISOR                            15
  SECTION 3.18 ASSETS                                                  15
  SECTION 3.19 REAL PROPERTY                                           16
  SECTION 3.20 INSURANCE                                               16
  SECTION 3.21 LABOR MATTERS, ETC                                      16
  SECTION 3.22 DISCLOSURE                                              17
  SECTION 3.23 TAKEOVER STATUTES                                       17

ARTICLE IV                                                             17
  REPRESENTATIONS AND WARRANTIES OF MERGERCO                           17
  SECTION 4.1 ORGANIZATION                                             17
  SECTION 4.2 AUTHORIZATION; VALIDITY OF AGREEMENT                     17
  SECTION 4.3 CONSENTS AND APPROVALS; NO VIOLATIONS                    18
  SECTION 4.4 PROXY STATEMENT; EXCHANGE ACT SCHEDULES                  18
  SECTION 4.5 BROKERS                                                  19
  SECTION 4.6 FORMATION OF MERGERCO; NO PRIOR ACTIVITIES               19

ARTICLE V                                                              19
  COVENANTS                                                            19
  SECTION 5.1 INTERIM OPERATIONS OF THE COMPANY                       19
  SECTION 5.2 ACCESS TO INFORMATION                                    21
  SECTION 5.3 FURTHER ACTION; REASONABLE BEST EFFORTS                  21
  SECTION 5.4 SHAREHOLDERS' MEETING; PROXY STATEMENT                   21
  SECTION 5.5 NOTIFICATION OF CERTAIN MATTERS                          23
  SECTION 5.6 DIRECTORS' AND OFFICERS' INDEMNIFICATION                 23
  SECTION 5.7 RECAPITALIZATION                                         23
  SECTION 5.8 CONVEYANCE TAXES                                         23
  SECTION 5.9 DELISTING                                                24
  SECTION 5.10 CONDUCT OF THE COMPANY AFTER THE MERGER                 24

ARTICLE VI                                                             24
  CONDITIONS                                                           24
  SECTION 6.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT
   THE MERGER                                                          24
  SECTION 6.2 CONDITIONS TO THE OBLIGATION OF THE COMPANY TO EFFECT
   THE MERGER                                                          24
  SECTION 6.3 CONDITIONS TO OBLIGATIONS OF MERGERCO TO EFFECT
   THE MERGER                                                          25

ARTICLE VII                                                            25
  TERMINATION                                                          25
  SECTION 7.1 TERMINATION                                              25
  SECTION 7.2 EFFECT OF TERMINATION                                    26

ARTICLE VIII                                                           27
  MISCELLANEOUS                                                        27
  SECTION 8.1 FEES AND EXPENSES                                        27
  SECTION 8.2 AMENDMENT; WAIVER                                        27
  SECTION 8.3 SURVIVAL                                                 28
  SECTION 8.4 NOTICES                                                  28
  SECTION 8.5 INTERPRETATION                                           29
  SECTION 8.6 HEADINGS; SCHEDULES                                      29
  SECTION 8.7 COUNTERPARTS                                             29
  SECTION 8.8 ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES              29
  SECTION 8.9 SEVERABILITY                                             29
  SECTION 8.10 GOVERNING LAW                                           29
  SECTION 8.11 ASSIGNMENT                                              30

SCHEDULES

Schedule 3.1                      Subsidiaries
Schedule 3.2 (a)                  Capitalization
Schedule 3.2 (b)                  Ownership
Schedule 3.4 (a)                  No Violations; Consents and Approvals
Schedule 3.4 (b)                  Filings by the Company
Schedule 3.6                      Absence of Certain Changes
Schedule 3.7                      Absence of Undisclosed Liabilities
Schedule 3.9 (b)                  Employee Benefit Plans
Schedule 3.9 (c)                  Severance Benefits
Schedule 3.10 (a)                 Litigation
Schedule 3.10 (b)                 Compliance with Laws
Schedule 3.11                     Intellectual Property
Schedule 3.12 (a)                 Contracts
Schedule 3.13                     Taxes
Schedule 3.14 (c)                 Environmental Matters
Schedule 3.18                     Assets
Schedule 3.18 (b)                 Certain Liens
Schedule 3.19 (i)                 Formerly Owned Property
Schedule 3.19 (ii)                Leases
Schedule 3.20                     Insurance Policies
Schedule 4.3 (b)                  Filings by the MergerCo
Schedule 5.1 (iii)                Interim Operations

EXHIBITS

Exhibit A                         List of Stockholders of MergerCo

                           TABLE OF DEFINED TERMS
                           ----------------------
Term                                                              Section
----                                                              -------

Articles of Merger                                                1.2
Articles of Organization                                          3.1
Assets                                                            3.18(a)
Certificates                                                      2.2(a)
Closing                                                           1.3
Closing Date                                                      1.3
Code                                                              3.9(a)
Company                                                           Recitals
Company Common Stock                                              2.1
Company Intellectual Property                                     3.11
Company Preferred Stock                                           2.1
Company Reports                                                   3.5
Company SEC Documents                                             3.5
Consolidated Group                                                3.13(b)
Disclosure Schedule                                               3.1
Dissenting Shares                                                 2.3
Effective Time                                                    1.2
Environmental Law                                                 3.14(d)
Exchange Act                                                      3.4(b)
Fairness Opinion                                                  3.17
Financial Advisor                                                 3.17
Formerly Owned Property                                           3.19
GAAP                                                              3.5
Governmental Entity                                               3.4(b)
Hazardous Materials                                               3.14(d)
Identified Contracts                                              3.12(a)
Indemnified Parties                                               5.6(a)
Intellectual Property                                             3.11
Laws                                                              3.4(a)
Leased Real Property                                              3.19
Leases                                                            3.19
Lien                                                              3.18(b)
Litigation                                                        3.10(a)
Massachusetts Secretary of State                                  1.2
Material Adverse Effect                                           3.1
Material Contracts                                                3.12(a)
MBCL                                                              Recitals
Merger                                                            1.1
MergerCo                                                          Recitals
MergerCo Common Stock                                             2.1
MergerCo Disclosure Schedule                                      4.3(b)
Merger Consideration                                              2.1(a)
Owned Real Property                                               3.19
Permits                                                           3.10(c)
Permitted Liens                                                   3.18(b)
Person                                                            3.1
Plans                                                             3.9(a)
Proxy Statement                                                   5.4(a)
Real Property                                                     3.19
Recapitalized Common Stock                                        2.1(b)
Recapitalized Preferred Stock                                     2.1(d)
Schedule 13E-3                                                    5.4(c)
SEC                                                               3.5
Securities Act                                                    3.4(b)
September 30, 1998 Balance Sheet                                  3.7
Shares                                                            2.1
Special Meeting                                                   5.4(a)
Subsidiary                                                        3.1
Surviving Corporation                                             1.1
Tax Returns                                                       3.13(b)
Taxes                                                             3.13(b)

                        AGREEMENT AND PLAN OF MERGER
                        ----------------------------

      AGREEMENT AND PLAN OF MERGER, dated as of April __, 1999, by and between Armatron International, Inc., a Massachusetts corporation (the "Company"), and Armatron Merger Corporation, a Massachusetts corporation ("MergerCo"), formed by certain stockholders of the Company.

      WHEREAS, the Board of Directors of MergerCo has approved, and deems it advisable and in the best interests of the stockholders of MergerCo to participate in the recapitalization of the Company, upon the terms and subject to the conditions set forth herein;

      WHEREAS, the Board of Directors of the Company, has approved, and deems it advisable and in the best interests of the shareholders of the Company to consummate, the recapitalization of the Company, upon the terms and subject to the conditions set forth herein; and

      WHEREAS, in furtherance of such recapitalization, the Board of Directors of MergerCo and the Board of Directors of the Company have each approved this Agreement and the merger of MergerCo with and into the Company in accordance with the terms of this Agreement and the Business Corporation Law of the Commonwealth of Massachusetts (the "MBCL").

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                  ARTICLE I

                                 THE MERGER

      SECTION 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the MBCL, at the Effective Time (as defined in Section 1.2 hereof), MergerCo shall be merged (the "Merger") with and into the Company and the separate corporate existence of MergerCo shall cease. After the Merger, the Company shall continue as the surviving corporation (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the Commonwealth of Massachusetts. The Merger shall have the effect as provided in the applicable provisions of the MBCL. Without limiting the generality of the foregoing, upon the Merger, all the rights, privileges, immunities, powers and franchises of the Company and MergerCo shall vest in the Surviving Corporation and all restrictions, obligations, duties, debts and liabilities of the Company and MergerCo shall be the obligations, duties, debts and liabilities of the Surviving Corporation.

      SECTION 1.2 Effective Time. On or as promptly as practicable following the Closing (as defined in Section 1.3), MergerCo and the Company will cause the appropriate articles of merger (the "Articles of Merger") to be executed and filed with the Secretary of State of the Commonwealth of Massachusetts (the "Massachusetts Secretary of State") in such form and executed as provided in Section 78 of the MBCL. The Merger shall become effective on the date on which the Articles of Merger have been duly filed with the Massachusetts Secretary of State, or such time as is agreed upon by the parties and specified in the Articles of Merger, but not later than 30 days after such filing, and such time is hereinafter referred to as the "Effective Time."

      SECTION 1.3 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m., Boston time, on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VI hereof (the "Closing Date"), at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts, unless another date or place is agreed to by the parties hereto.

      SECTION 1.4 Articles of Organization; By-Laws. Pursuant to the Merger, (x) the articles of organization of the Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the articles of organization of MergerCo immediately prior to the Effective Time, until thereafter amended as provided by applicable law and such articles of organization, except that the name of the Surviving Corporation will remain unchanged and (y) the By-laws of the Surviving Corporation shall be amended and restated, at and as of the Effective Time, to read as did the By-laws of MergerCo immediately prior to the Effective Time, until thereafter amended as provided by applicable law, the articles of organization or the By-laws of the Surviving Corporation, except that the name of the Surviving Corporation will remain unchanged.

      SECTION 1.5  Directors and Officers of the Surviving Corporation.

      (a) The directors of MergerCo immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's articles of organization and By-laws.

      (b) The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

                                 ARTICLE II

                            CONVERSION OF SHARES

      SECTION 2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of common stock, par value $1.00 per share, of the Company (referred to herein, as the "Shares" or "Company Common Stock"), Series A Preferred Stock, par value $100 per share, of the Company (the "Company Preferred Stock") or the common stock, par value $.01 per share, of MergerCo (the "MergerCo Common Stock"):

      (a) Each issued and outstanding share of Company Common Stock (other than (i) Shares to be contributed to MergerCo in accordance with Section 2.1(b), (ii) Shares to be canceled in accordance with Section 2.1(c) and (iii) Dissenting Shares covered by Section 2.3) shall be converted into the right to receive $.27 in cash, payable to the holder thereof, without interest (the "Merger Consideration"), upon surrender of the certificate formerly representing such share of Company Common Stock in the manner provided in and otherwise in accordance with Section 2.2. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor in accordance with Section 2.2.

      (b) Each issued and outstanding share of Company Common Stock held by the persons and entities listed on Exhibit A attached hereto shall be contributed to MergerCo in exchange for one hundredth of one fully paid and nonassesable share of MergerCo Common Stock (or fraction thereof) and each such share of MergerCo Common Stock shall then be converted into and become one fully paid and nonassessable share of common stock, $.01 par value per share (or fraction thereof), of the Surviving Corporation (the "Recapitalized Common Stock").

      (c) All shares of Company Common Stock that are held by the Company as treasury stock or that are held by MergerCo shall be canceled and retired and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor.

      (d) Each issued and outstanding share of Company Preferred Stock shall be converted into and become one fully paid and nonassessable share of Series A Preferred Stock, $.01 par value per share, of the Surviving Corporation (the "Recapitalized Preferred Stock").

      SECTION 2.2  Payment of Merger Consideration.

      (a) The Company will promptly, and in any event not later than ten business days following the Effective Time, mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates"), whose Shares were converted pursuant to Section 2.1(a) into the right to receive the Merger Consideration, a check from the Company representing the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate. Each Certificate (other than Certificates representing Dissenting Shares) shall be deemed at any time after the Effective Time to be canceled and represent only the right to receive the Merger Consideration as contemplated by this Section 2.2.

      (b) After the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Surviving Corporation of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration as provided in this Article II. Any former shareholders of the Company shall after the Effective Time, look only to the Surviving Corporation for payment of any Merger Consideration that may be payable upon surrender of any Certificates such shareholder holds, as determined pursuant to this Agreement, without any interest thereon.

      (c) None of MergerCo, the Company, the Surviving Corporation, or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

      (d) Any payment made pursuant to this Section 2.2 shall be subject to and made net of applicable withholding taxes.

      SECTION 2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares which are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who have validly demanded payment of the fair value for such shareholders' shares as determined by appraisal in accordance with the MBCL (the "Dissenting Shares"), shall not be converted into or be exchangeable for the right to receive the Merger Consideration provided in Section 2.1(a) of this Agreement, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's right to appraisal and payment under the MBCL. If such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the consideration provided for in Section 2.1 of this Agreement, without any interest thereon.

                                 ARTICLE III

                REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company represents and warrants to MergerCo as of the date hereof that:

      SECTION 3.1 Organization. Each of the Company and its Subsidiaries (as hereinafter defined) is a corporation or other entity duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or organization, and has all requisite corporate power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries (as hereinafter defined) is qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which it owns real property or in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed in the aggregate would not have or result in a Material Adverse Effect. The term "Material Adverse Effect" shall mean any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, materially adverse to the business, assets, liabilities, results of operations or financial or other condition of the Company and its Subsidiaries taken as a whole. None of the Company or any of its Subsidiaries is in breach or violation of any of its articles of organization, by-laws or other organizational documents. The Company has previously delivered to MergerCo a complete and correct copy of each of its restated articles of organization, as amended (the "Articles of Organization") and By-Laws, as currently in effect. Schedule
3.1 of the disclosure schedule delivered by the Company to MergerCo on or prior to the date hereof (the "Disclosure Schedule") sets forth a complete and correct list of the Subsidiaries of the Company and their respective jurisdictions of incorporation or organization. "Subsidiary" shall mean with respect to any Person, any corporation or other entity of which 50% or more of the securities or other interests having by their terms ordinary voting power for the election of directors or others performing similar functions with respect to such entity is directly or indirectly owned by such Person. "Person" shall mean any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, unincorporated entity or Governmental Entity (as defined in Section 3.4(b)).

      SECTION 3.2  Capitalization.

      (a) The authorized capital stock of the Company consists of 6,000,000 shares of Company Common Stock and 100,000 shares of preferred stock, of which 6,667 shares have been designated as Company Preferred Stock. At the close of business on April 30, 1999: (i) 2,459,749 shares of Company Common Stock were issued and outstanding; (ii) 146,732 shares of Company Common Stock were issued and held by the Company in its treasury;
(iii) 6,667 shares of Company Preferred Stock were issued and outstanding;
(iv) no shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plan, of which no shares are subject to outstanding options; and (v) no shares of Company Preferred Stock have been designated (except for the 6,667 shares of Company Preferred Stock referenced above) or issued. All outstanding shares of capital stock of the Company are, and all shares thereof which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as expressly provided in this Agreement or in the Articles of Organization, (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of the Company, (B) any securities of Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company, (C) any warrants, calls, options or other rights to acquire from Company or any of its Subsidiaries, and any obligation of Company or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company, and (y) there are no outstanding obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities, in each case. Except as set forth in Schedule 3.2(a) of the Disclosure Schedule, there are no existing or outstanding (i) options, warrants, calls, preemptive rights, subscriptions or other rights, convertible securities, agreements or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any Subsidiary of the Company or (iii) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries.

      (b) Except as set forth in Schedule 3.2(b) of the Disclosure Schedule, (i) all of the outstanding shares of capital stock of each of the Company's Subsidiaries are beneficially owned, directly or indirectly, by the Company and (ii) neither the Company nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person (other than any Subsidiaries listed on Schedule 3.1), or is obligated to make any capital contribution to or other investment in any other Person, provided that Schedule 3.2(b) shall not be required to set forth any cash equivalents held by the Company or any of its Subsidiaries or any Person in which the Company or any of its Subsidiaries owns less than 100 shares of publicly traded securities.

      SECTION 3.3 Authorization; Validity of Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to approval of its stockholders as contemplated by
Section 5.6 hereof, to consummate the transactions contemplated hereby.
The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and, other than approval and adoption of this Agreement by the holders of two-thirds of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by MergerCo, is a valid and binding obligation of the Company in accordance with its terms, except that such enforcement may be subject to or limited by (i) bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

      SECTION 3.4  No Violations; Consents and Approvals.

      (a) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) violate any provision of the Articles of Organization or By-Laws of the Company, (ii) except as set forth in
Schedule 3.4(a) of the Disclosure Schedule, conflict with, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration, or to the imposition of any Lien (as defined in Section 3.18(b))) under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee or other evidence of indebtedness, or any lease, license, contract, agreement, plan or other instrument or obligation, to which the Company or any of its Subsidiaries is a party or by which any of them or any of their assets may be bound, or (iii) conflict with or violate any federal, state, local or foreign order, writ, injunction, judgment, award, decree, statute, law, rule or regulation (collectively, "Laws") applicable to the Company, any of its Subsidiaries or any of their properties or assets; except in the case of clauses (ii) or (iii) for such conflicts, violations, breaches or defaults which in the aggregate would not have or result in a Material Adverse Effect or materially impair or delay the consummation of the transactions contemplated hereby.

      (b) Except as disclosed in Schedule 3.4(b) of the Disclosure Schedule, no filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any federal, state, local or foreign court, legislative, executive or regulatory authority or agency (a "Governmental Entity") or any other Person is required in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except (i) applicable requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) applicable requirements under the Securities Act of 1933, as amended (the "Securities Act"), (iii) the filing of the Articles of Merger with the Massachusetts Secretary of State, (iv) applicable requirements under "blue sky" laws of various states, (v) such other consents, approvals, orders, authorizations, notifications, registrations, declarations and filings the failure of which to be obtained or made in the aggregate would not have or result in a Material Adverse Effect or materially impair or delay the consummation of the transactions contemplated hereby.

      SECTION 3.5 SEC Reports and Financial Statements. The Company has timely filed with the Securities and Exchange Commission (the "SEC"), any applicable state securities authorities and any other Governmental Entity all forms and documents required to be filed by it since October 1, 1993 (collectively, the "Company Reports") and has heretofore made available to the MergerCo (i) its Annual Reports on Form 10-K, as amended, for the fiscal years ended September 30, 1994, September 30, 1995, September 30, 1996, September 30, 1997 and September 30, 1998, respectively, (ii) its Quarterly Report on Form 10-Q for the period ended December 30, 1998, (iii) all proxy statements relating to meetings of stockholders of the Company since October 1, 1993 (in the form mailed to stockholders) and (iv) all other forms, reports and registration statements filed by the Company with the SEC since October 1, 1993 (other than registration statements on Form S-8 or Form 8-A or preliminary materials and registration statements in forms not declared effective). The documents described in clauses (i)-(iv) above (whether filed before, on or after the date hereof) are referred to in this Agreement collectively as the "Company SEC Documents". As of their respective dates, the Company Reports (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and
(b) complied in all material respects with the applicable requirements of Law, including in the case of SEC filings, the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. The consolidated financial statements included in the Company SEC Documents have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as otherwise noted therein and except that the quarterly financial statements are subject to year end adjustment and do not contain all footnote disclosures required by
GAAP) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as at the dates thereof or for the periods presented therein.

      SECTION 3.6 Absence of Certain Changes. Except as disclosed in the Company SEC Documents filed prior to the date hereof or as disclosed in
Schedule 3.6 of the Disclosure Schedule, since September 30, 1998, (i) the Company and its Subsidiaries have conducted their respective operations only in the ordinary course consistent with past practice, (ii) there has not been a Material Adverse Effect and (iii) the Company and the Subsidiaries have not taken action that if taken after the date hereof would constitute a violation of Section 5.1 (other than clause (a) thereof).

      SECTION 3.7 Absence of Undisclosed Liabilities. Except as and to the extent disclosed (a) in the Company's Annual Report on Form 10-K, as amended, for the period ended September 30, 1998, including as reflected or reserved against in the balance sheet dated as of and as at September 30, 1998 constituting a portion of the financial statements included therein (the "September 30, 1998 Balance Sheet") or in the notes thereto, (b) in the Company SEC Documents filed prior to the date hereof or (c) in Schedule
3.7 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries had as of that date any liabilities or obligations (accrued, contingent or otherwise) which would be material to the Company and its Subsidiaries taken as a whole or which would be required to be set forth in an audited consolidated balance sheet of the Company and its Subsidiaries as of that date or the notes thereto prepared in accordance with GAAP.

      SECTION 3.8  Proxy Statement; Exchange Act Schedules.

      (a) The Proxy Statement (as defined in Section 5.4(a)) (and any amendment thereof or supplement thereto) at the date mailed to Company stockholders and at the time of the Special Meeting (as defined in Section 5.4(b)), (i) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; except that no representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied by MergerCo specifically for inclusion in the Proxy Statement.

      (b) Any Schedule 13E-3 (as defined in Section 5.4(c)) and any related schedules (and any amendment or supplement to any of the foregoing) filed with the SEC at the date so filed (i) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and
(ii) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; except that no representation is made by the Company with respect to statements made in any such document based on information supplied by MergerCo specifically for inclusion therein.

      SECTION 3.9  Employee Benefit Plans; ERISA.

      (a) No material liability under Title I or IV of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or the penalty or excise tax provisions of the Internal Revenue Code of 1986, as amended (the "Code"), relating to employee plans has been incurred by the Company or any of its Subsidiaries and, to the Company's best knowledge, no condition exists or event has occurred that presents a risk to the Company or any of its Subsidiaries of incurring any such material liability.

      (b) Each bonus, incentive or deferred compensation, stock option or other equity based, severance, termination, change in control, retention, employment, medical, life, disability, other welfare, profit-sharing, retirement or other material compensation or benefit plan, agreement or policy in respect of which the Company or any of its Subsidiaries has any material liability has been filed with the Company SEC Documents or is listed on Schedule 3.9(b) of the Disclosure Schedule (collectively, the "Plans"). No such Plan is subject to Section 302 of ERISA or section 412 of the Code and no such Plan has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. Each such Plan that is intended to be "qualified" within the meaning of section 401(a) of the Code has received a determination letter from the Internal Revenue Service confirming its qualified status and no condition exists or event has occurred since the date of such determination letter that would adversely affect the qualified status of any such Plan. Each Plan has been operated and administered in all respects in substantial compliance with its terms and applicable Law, including but not limited to ERISA and the Code. There are no pending, or to the best knowledge of the Company, threatened claims by or on behalf of any Plan, by any employee or beneficiary or otherwise involving any such Plan or the assets thereof, except for claims the resolution of which would not individually or in the aggregate have or result in a material liability to the Company or a Subsidiary.

      (c)   Assuming that no amount is paid to any employee listed on
Schedule 3.9(c)(i) as a severance benefit with respect to a termination of employment, no payment, benefit or other amount paid, payable or required to be paid in respect of any employee will fail to be deductible under
Section 280G of the Code. Except as set forth on Schedule 3.9(c)(ii) of the Disclosure Schedule, (i) no current or former employee or director of the Company or any Subsidiary is or will become entitled to any additional or new compensation, benefits or other compensatory payment or an increase in the amount of any compensation, benefits or other compensatory payment in connection with or as a result of the consummation of the transactions contemplated by this Agreement and (ii) neither the vesting nor the timing of the payment of any such compensation, benefit or other compensatory payment in respect of any such employee or director has been or will be accelerated in connection with or as a result of the consummation of the transactions contemplated by this Agreement.

      SECTION 3.10  Litigation; Compliance with Law.

      (a) Except as disclosed in the Company SEC Documents filed prior to the date hereof or in Schedule 3.10(a) of the Disclosure Schedule, (i) there is no suit, claim, action, arbitration, proceeding or investigation or other Litigation (as defined below) pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any of their properties or assets which, individually or in the aggregate, if determined adversely to the Company or any such Subsidiary, would have or result in a Material Adverse Effect, and (ii) neither the Company nor any of its Subsidiaries is subject to any settlement or similar agreement with any Governmental Entity, or to any order, judgment, decree, injunction or award of any Governmental Entity or arbitrator, that individually or in the aggregate, would have or result in a Material Adverse Effect. "Litigation" means any action, cause of action, claim, demand, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, by or before any court, tribunal, arbitrator or other Governmental Entity.

      (b) Except as disclosed in the Company SEC Documents filed prior to the date hereof, the operations of the Company and its Subsidiaries have not been and are not being conducted, and no Real Property (as defined in Section 3.19) is, in violation of any law, statute or regulation, any judgment, decree, order or injunction of any Governmental Entity, any other Law, or any Permit (as defined below), except where such violations in the aggregate would not have or result in a Material Adverse Effect. Except as set forth in Schedule 3.10(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any notice, or has knowledge of any claim, alleging any such violation.

      (c) The Company and its Subsidiaries hold all licenses, permits, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons necessary for the ownership, leasing, operation, occupancy and use of the Real Property and the conduct of their respective businesses as currently conducted ("Permits"), except where the failure to hold such Permits in the aggregate would not have or result in a Material Adverse Effect. There is no Litigation pending or, to the knowledge of the Company, threatened, that would result in the termination, modification or nonrenewal of any Permit, and neither the Company nor any of its Subsidiaries has received notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and there is no reasonable basis for any such termination, modification or nonrenewal, except for such terminations, modifications or nonrenewals as in the aggregate would not have or result in a Material Adverse Effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any Permit, or result in any termination, modification or nonrenewal thereof, except for such violations terminations, modifications or nonrenewals thereof as in the aggregate would not have or result in a Material Adverse Effect.

      SECTION 3.11 Intellectual Property. The Company and its Subsidiaries own (beneficially and as of record), or possess valid and legally enforceable licenses or rights to use, any and all United States and foreign patents, patent applications, patent disclosures, mask works, software, trademarks, trade names, copyrights and service marks, including applications to register and registrations for any of the foregoing, as well as trade secrets, know-how and other proprietary rights and information (collectively, "Intellectual Property") necessary for the conduct of, or otherwise material to, their business and operations as currently conducted or as proposed to be conducted (the "Company Intellectual Property"), free and clear of any Liens (except for any Permitted Liens, as defined in Section 3.18(b)). Except as disclosed in
Schedule 3.11 of the Disclosure Schedule, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe or conflict with any Intellectual Property of any Person; and neither the Company nor any of its Subsidiaries has received notice or has actual knowledge of any such current infringement or conflict except where such infringements and conflicts as in the aggregate would not have or result in a Material Adverse Effect. All of the patents, patent applications and patent disclosures included in Company Intellectual Property are valid, subsisting and enforceable. To the knowledge of the Company, no Person is infringing or allegedly infringing any Intellectual Property of the Company or its Subsidiaries except where such actual and alleged infringements as in the aggregate would not have or result in a Material Adverse Effect.
The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in the loss of, or creation of any Lien on, the rights of the Company or any Subsidiary with respect to the Intellectual Property owned or used by them, except where such losses and such Liens as in the aggregate would not have or result in a Material Adverse Effect. Schedule 3.11 of the Disclosure Schedule contains a complete and correct list of all patents, patent applications, patent disclosures, mask works, software (other than any software that is commercially available for an amount less than $10,000), trademarks, trade names, registered copyrights and service marks, including applications to register and registrations for any of the foregoing, included in Company Intellectual Property except that Schedule 3.11 need not disclose any trademarks, trade names or service marks that are not (a) registered or applied for and (b) not material to the business of the Company or any of its Subsidiaries as currently conducted. Except as disclosed in Schedule
3.11 of the Disclosure Schedule, all software used by the Company or any of its Subsidiaries, or sold, licensed or otherwise made available to any other Person by the Company or any of its Subsidiaries, that in each case, contains or calls on a calendar function, including but not limited to any function that is indexed to a computer processing unit clock, provides specific dates or calculates spans of dates, is and will be able to record, store, process and provide true and accurate dates and calculations for dates and spans of dates including and following January 1, 2000.

      SECTION 3.12  Contracts.

      (a) Other than the contracts or agreements of the Company listed as exhibits to the Company's Annual Report on Form 10-K, as amended, for the year ended September 30, 1998 (the "Material Contracts"), Schedule 3.12(a) of the Disclosure Schedule sets forth a complete and correct list of each of the following contracts, commitments and agreements to which the Company or any of its Subsidiaries is a party or by which any of them is bound (the contracts, commitments and agreements of the types described below that are scheduled or required to be scheduled, collectively, the "Identified Contracts"), in each case, as such Identified Contract is in effect on the date hereof:

            (i) contracts, commitments and agreements governing the terms of indebtedness for borrowed money, or guarantees of indebtedness, of, or secured by assets of, the Company or any of its Subsidiaries;

            (ii) shareholder, voting trust or similar contracts and agreements relating to the voting of shares or other equity or debt interests of the Company or any of its Subsidiaries;

            (iii) contracts, commitments and agreements entered into since 1995 providing for the acquisition or disposition of assets having a value in excess of $500,000, other than sales of inventories in the ordinary course of business and sales of obsolete equipment;

            (iv) leases, subleases and licenses or real property, occupancy, use and other agreements relating to or constituting real property, each with a term of one year or more and an annual payment obligation in excess of $500,000;

            (v) (a) joint venture agreements, partnership agreements and other similar contracts, commitments and agreements involving a sharing of profits and expenses; contracts, commitments and agreements providing for a "strategic alliance" or "preferred vendor" relationship; or (b) contracts, commitments or agreements with distributors, brokers or sales agents except, in the case of (b), only to the extent that any such distributors, brokers or sales agents are responsible for revenues to the Company or any of its Subsidiaries in excess of $500,000 per year;

            (vi) contracts, commitments and agreements governing the terms of indebtedness (other than trade payables in the ordinary course of business) of third parties to the Company or by any of its Subsidiaries, or guarantees by the Company or any of its Subsidiaries of indebtedness of third parties;

            (vii) contracts, commitments and agreements prohibiting or materially restricting the ability of the Company or any of its Subsidiaries to conduct its business, to engage in any business or operate in any geographical area or to compete with any Person;

            (viii) contracts, commitments and agreements with "change of control" provisions except to the extent that if a "change of control" event occurred, it would not result in a termination or other alteration of such contract, commitment or agreement that would have or would reasonably be expected to have a material adverse effect on the business of the Company or its Subsidiary that is a party thereto;

            (ix) contracts, commitments, and agreements with any federal or state Governmental Entity;

            (x) licenses, licensing arrangements and other contracts and agreements either (x) providing, in whole or in part, for the use of, or limiting the use of, any Intellectual Property or (y) relating to the development, support or maintenance of any Intellectual Property (in each case, that is material to the business of the Company or any of its Subsidiaries that is a party thereto and other than relating to software that is commercially available for less than $10,000); and

            (xi) contracts and agreements that are or will be material to the business, operations, results of operations, condition (financial or otherwise), assets or properties of the Company and its Subsidiaries involving amounts in excess of $250,000.

      (b) Each of the Identified Contracts and Material Contracts is in full force and effect, and neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other Person, is in breach of, or default under, any such contract, commitment or agreement, and no event has occurred that with notice or passage of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other Person, except for such failures to be in full force and effect and such conflicts, violations, breaches or defaults as in the aggregate would not have or result in a Material Adverse Effect or materially delay the consummation of the transactions contemplated hereby.

      SECTION 3.13  Taxes.

      (a)   Except as disclosed in Schedule 3.13 of the Disclosure Schedule:
(i) each of the Company, its Subsidiaries, and any Consolidated Group (as defined below) has timely filed all material Tax Returns (as defined below) required to be filed by it and has paid all Taxes (as defined below) shown thereon to be owing, and each of the Company and its Subsidiaries has provided reserves in accordance with GAAP in its most recent financial statements included in the Company SEC Documents for any Taxes (as defined below) that have not been paid for the periods covered by such financial statements; (ii) none of the Company or its Subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any material Tax Return, which period (after giving effect to such extension or waiver) has not expired; (iii) no audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Return of any of the Company, its Subsidiaries or any Consolidated Group as to which any taxing authority has asserted in writing any claim which, if adversely determined, individually or in the aggregate would have or result in a Material Adverse Effect; and (iv) none of the Company or any of its Subsidiaries has received any notice of deficiency or assessment from any taxing authority with respect to liabilities for income or any material other Taxes which has not been fully paid or finally settled.

      (b) "Consolidated Group" shall mean any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any of its Subsidiaries is a member. "Taxes" shall mean all federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including interest and penalties, and additions thereto. "Tax Returns" shall mean all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns, and any amendments to any of the foregoing, relating to Taxes.

      SECTION 3.14  Environmental Matters.

      Except as disclosed in Schedule 3.14 of the Disclosure Schedule:

      (a) Each of the Company and its Subsidiaries has complied and is in compliance in all respects with all applicable Environmental Laws (as defined below) pertaining to any of the properties and assets of the Company or any of its Subsidiaries (including the Real Property and the properties currently or formerly owned or leased) and the use and ownership thereof, and to their businesses and operations. No violation by the Company or any of its Subsidiaries is being alleged or has been alleged of any applicable Environmental Law relating to any of their respective properties and assets including (the Real Property and the properties currently or formerly owned or leased) or the use or ownership thereof, or to their respective businesses and operations.

      (b) Neither the Company nor any of its Subsidiaries nor any other Person (including any tenant or subtenant) has caused or taken any action that will result in, and neither the Company nor any of its Subsidiaries is subject to, any liability or obligation on the part of the Company or any of its Subsidiaries relating to (x) the environmental conditions on, under, or about the Real Property or other properties or assets currently or formerly owned, leased, operated or used by the Company or any of its Subsidiaries or any predecessor thereto at the present time or in the past, including without limitation, the air, soil and groundwater conditions at such properties or (y) the past or present use, management, handling, transport, treatment, generation, storage, disposal, discharge, leak, emission, or other manner of release of any Hazardous Materials (as defined below).

      (c) The Company has disclosed and made available to MergerCo all information, including, without limitation, all studies, analyses and test results, in the possession, custody or control of or otherwise known to the Company or any of its Subsidiaries relating to (x) the environmental conditions on, under or about the Real Property or other properties or assets currently or formerly owned, leased, operated or used by the Company or any of its Subsidiaries or any predecessor in interest thereto at the present time or in the past, and (y) any Hazardous Materials used, managed, handled, transported, treated, generated, stored, discharged, leaked, emitted, or otherwise released by the Company or any of its Subsidiaries or any other Person on, under, about or from any of the Real Property and the properties currently or formerly owned or leased, or otherwise in connection with the use or operation of any of the properties and assets of the Company or any of its Subsidiaries, or their respective businesses and operations. Except as disclosed in Schedule 3.14(c), none of the current or past operations of the Company or any of its Subsidiaries, or any by-product thereof, and none of the currently or formerly owned or leased property or assets of the Company or any of its Subsidiaries, including without limitation the Real Property, is related to or subject to any Litigation related to any Environmental Law.

      (d) "Environmental Law" means any foreign, federal, state or local law, regulation, rule, ordinance or case law relating to pollution or protection of human health and safety or the environment, including, but not limited to, laws relating to releases or threatened releases of Hazardous Materials into the environment and including laws pertaining to the protection of the health and safety of employees. "Hazardous Materials" means any substance or material that is classified or regulated as "hazardous" or "toxic" pursuant to any Environmental Law, including without limitation, asbestos, polychlorinated biphenyls and petroleum.

      SECTION 3.15 Required Vote by Company Stockholders. The affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock and Company Preferred Stock is the only vote of any class of capital stock of the Company required by the MBCL, the Articles of Organization or the By-Laws of the Company to adopt this Agreement and approve the transactions contemplated hereby.

      SECTION 3.16 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries, that is or will be payable by the Company or any of its Subsidiaries.

      SECTION 3.17 Opinion of Financial Advisor. The Company has received from Gordon Associates Inc. (the "Financial Advisor"), and provided to MergerCo on or prior to the date hereof, an executed copy of its opinion that the Merger Consideration to be received by the holders of Shares in the Merger is fair, from a financial point of view, to such holders (the "Fairness Opinion"). The Company has been authorized by the Financial Advisor to include the Fairness Opinion in the Proxy Statement and has not been notified by the Financial Advisor that the Fairness Opinion has been withdrawn or modified.

      SECTION 3.18  Assets.

      (a) The Company and its Subsidiaries own, or otherwise have sufficient and legally enforceable rights to use, all of the properties and assets (real, personal or mixed, tangible or intangible), reasonably necessary for the conduct of, or otherwise material to, their business and operations (the "Assets"). The Company and its Subsidiaries have good, valid and marketable title to, or in the case of leased property have good and valid leasehold interests in, all Assets, including but not limited to all such Assets reflected in the September 30, 1998 Balance Sheet or acquired since the date thereof (except as may have been disposed of in the ordinary course of business consistent with past practices prior to the date hereof or in accordance herewith), in each case free and clear of any Lien (as defined below), except Permitted Liens (as defined below). All tangible Assets are reasonably adequate and suitable for the purposes for which they are presently being used.

      (b) "Lien" means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions of any nature whatsoever. "Permitted Liens" means (a) Liens reserved against in the September 30, 1998 Balance Sheet, to the extent so reserved, (b) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP or that are statutory Liens for Taxes not yet delinquent, (c) those Liens that are set forth in Schedule 3.18(b) of the Disclosure Schedule and (d) those Liens that, in the aggregate with all other Permitted Liens, do not and will not materially detract from the value of the properties and assets of any of the Company and its Subsidiaries, materially interfere with the present use of any thereof or otherwise have a Material Adverse Effect.

      SECTION 3.19 Real Property. There is no Owned Real Property (as defined below). Schedule 3.19(i) contains a complete and correct list of each parcel of Formerly Owned Property (as defined below) setting forth the street address, current owner and date of disposition to the current owner of Formerly Owned Property. Schedule 3.19(ii) of the Disclosure Schedule contains a complete and correct list of all Leases (as defined below) setting forth the address, tenant for each Lease and the documents of which each Lease is comprised. No material damage or destruction has occurred since December 31, 1998 with respect to any of the Leased Real Property. "Formerly Owned Property" means any Real Property previously owned by the Company or any of its Subsidiaries since 1990, but not owned by the Company or any of its Subsidiaries as of the date of this Agreement. "Leases" means the leases, subleases, licenses and use or occupancy agreements pursuant to which the Company or any of its Subsidiaries is the lessee, sublessee, licensee, user or occupant of Real Property. "Leased Real Property" means all interests in Real Property pursuant to the Leases. "Owned Real Property" means the real property owned by the Company and its Subsidiaries. "Real Property" means real property and structures, facilities and improvements located thereon or attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

      SECTION 3.20 Insurance. Schedule 3.20 of the Disclosure Schedule contains a complete and correct list and summary description of all insurance policies maintained at present or at any time during the past three calendar years by or on behalf of any of the Company and its Subsidiaries. Such policies are in full force and effect, and all premiums due thereon have been paid. The Company and its Subsidiaries have complied in all material respects with the terms and provisions of such policies. The insurance coverage provided by such policies is adequate and suitable for the business and operations of the Company and its Subsidiaries, and is on such terms (including without limitation as to deductibles and self-insured retentions), covers such risks, contains such deductibles and retentions, and is in such amounts, as the insurance customarily carried by comparable companies of established reputation similarly situated and carrying on the same or similar business and operations.

      SECTION 3.21 Labor Matters, etc. Neither the Company nor any of its Subsidiaries is a party to or bound by and none of their respective employees is subject to any collective bargaining agreement, memorandum of understanding or other written document relating to the terms and conditions of employment for any group of employees, and there are no labor unions or other organizations representing or purporting or attempting to represent any employees employed by any of the Company and its Subsidiaries. The Company and its Subsidiaries have complied with all applicable Laws pertaining to the employment or termination of employment of their respective employees, including, without limitation, all such Laws relating to labor relations, equal employment opportunities, fair employment practices, prohibited discrimination or distinction and other similar employment activities, except for any failures so to comply that individually or in the aggregate would not have or result in a Material Adverse Effect.

      SECTION 3.22 Disclosure. To the actual knowledge of the Company, this Agreement and each certificate or other instrument or document furnished by or on behalf of the Company to MergerCo pursuant hereto, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein in light of the circumstances under which they were made, not misleading.

      SECTION 3.23 Takeover Statutes. No "Fair price," "Moratorium," "control share acquisition" or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States including, without limitation, Chapters 110C, 110D and 110F of the Massachusetts General Laws, applicable to the Company or any of its Subsidiaries is applicable to the execution, delivery and performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

                                 ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF MERGERCO

      MergerCo represents and warrants to the Company as of the date hereof and as of the Closing Date as follows:

      SECTION 4.1 Organization. MergerCo is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. MergerCo has all requisite corporate power and authority to own, lease, operate or use its properties and to carry on its business as now being conducted and is qualified or licensed to do business and is in good standing in each jurisdiction in which it owns real property or in which the nature of the business conducted by it makes such qualification or licensing necessary. MergerCo is not in breach of its articles of organization or by-laws. MergerCo has previously delivered to the Company complete and correct copies of the articles of organization and by-laws of MergerCo, as currently in effect.

      SECTION 4.2 Authorization; Validity of Agreement. MergerCo has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by MergerCo of this Agreement and the consummation by MergerCo of the transactions contemplated hereby have been duly authorized by its Board of Directors and, other than the approval and adoption of this Agreement by the stockholders of MergerCo, no other corporate proceedings on the part of MergerCo are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by MergerCo and, assuming due authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of MergerCo enforceable against it in accordance with its terms, except that such enforcement may be subject to or limited by (i) bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors rights generally, and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

      SECTION 4.3  Consents and Approvals; No Violations.

      (a) Neither the execution and delivery of this Agreement by MergerCo nor the consummation by MergerCo of the transactions contemplated hereby will (i) violate any provision of the articles of organization or by-laws of MergerCo, (ii) conflict with, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, license, or any material lease, contract, agreement or other instrument or obligation, to which MergerCo is a party or by which any of them or any of their assets may be bound or (iii) conflict with or violate any Laws applicable to MergerCo, any of its Subsidiaries or any of their properties or assets; except in the case of clauses (ii) and (iii) for such conflicts, violations, breaches or defaults which in the aggregate would not have a material adverse effect on the business, assets, liabilities, results of operations or financial or other condition of MergerCo, or materially impair or delay the consummation of the transactions contemplated by this Agreement.

      (b) Except as set forth in Schedule 4.3(b) of the disclosure schedule delivered by MergerCo to the Company on or prior to the date hereof (the "MergerCo Disclosure Schedule") and assuming that the representation and warranty of the Company set forth in Section 3.4(b) is true and correct, no filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Entity is required in connection with the execution and delivery of this Agreement by MergerCo or the consummation by MergerCo of the transactions contemplated hereby, except (i) applicable requirements under the Exchange Act, (ii) applicable requirements under the Securities Act, (iii) the filing of the Articles of Merger with the Massachusetts Secretary of State, (iv) applicable requirements under "blue sky" laws of various states, and (v) such other consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (x) required to be obtained or made by the Company or any of its Subsidiaries or (y) the failure of which to be obtained or made would not have a material adverse effect on the business, assets, liabilities, results of operations or financial or other condition of MergerCo and its Subsidiaries, taken as a whole, or materially impair or delay the consummation of the transactions contemplated by this Agreement.

      SECTION 4.4  Proxy Statement; Exchange Act Schedules.

      (a) None of the information supplied in writing by MergerCo specifically for inclusion in the Proxy Statement (including any amendments or supplements thereto) will, at the date mailed to stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

      (b) None of the information supplied in writing by MergerCo specifically for inclusion in the Schedule 13E-3 (and any amendment or supplement to any of the foregoing) will, at the date such document is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      SECTION 4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of MergerCo, that is or will be payable by the Company or any of its Subsidiaries.

      SECTION 4.6 Formation of MergerCo; No Prior Activities. MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date hereof and the Effective Time, except for (i) obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby and (iii) the contribution by the individuals and entities listed on Exhibit A attached hereto of the shares of Company Common Stock owned by them in exchange for shares of MergerCo Common Stock, MergerCo has not incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

                                  ARTICLE V

                                  COVENANTS

      SECTION 5.1 Interim Operations of the Company. The Company covenants and agrees that, except as (i) required by this Agreement, (ii) required by applicable law, (iii) required by any Material Contract or Identified Contract or by any Plan disclosed on Schedule 3.9(b), in each case to the extent such requirement is specifically described on Schedule 5.1(iii) or
(iv) agreed to in writing by MergerCo, after the date hereof and prior to the Effective Time:

      (a) the business of the Company and its Subsidiaries shall be conducted only in the ordinary course consistent with past practice and, to the extent consistent therewith, each of the Company and its Subsidiaries shall use its reasonable efforts to preserve its business organization and the business organization of its Subsidiaries intact and maintain existing relations with customers, suppliers, employees and creditors;

      (b)   the Company shall not amend its Articles of Organization or By-
Laws;

      (c) the Company shall not declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock (except for cash dividends on Company Common Stock in the ordinary course of business consistent with past practice); and neither the Company nor any of its Subsidiaries shall (i) issue, sell, grant, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or any of its Subsidiaries (except pursuant to the exercise of stock options outstanding on the date hereof to the extent contemplated by this Agreement); (ii) incur any long term indebtedness (whether evidenced by a note or other instrument, pursuant to a financing lease, sale-leaseback transaction, or otherwise) or incur short-term indebtedness other than under lines of credit existing on the date hereof, except for borrowings under existing credit facilities or lines of credit in the ordinary course of business consistent with past practice; (iii) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock or other securities; or (iv) enter into or amend in any material respect any Lease, Material Contract or Identified Contract;

      (d) neither the Company nor any of its Subsidiaries shall (i) except for normal salary increases in the ordinary course of business consistent with past practice, grant any increase in the compensation or benefits payable or to become payable by the Company or any of its Subsidiaries to any officer or other management employee of the Company or any Subsidiary; (ii) adopt, enter into or amend or increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under, any bonus, incentive or deferred compensation, severance, termination, change in control, retention, stock option or other equity based or other material employee compensation or benefit plan, agreement or policy; or (iii) enter into or amend in any material respect any employment, severance, retention or collective bargaining agreement or, except in accordance with the existing written policies of the Company or existing contracts or agreements, grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries;

      (e) neither the Company nor its Subsidiaries shall change the accounting principles used by it unless required by GAAP;

      (f) neither the Company nor any of its Subsidiaries shall acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other Person (other than the purchase of assets in the ordinary course of business consistent with past practice);

      (g) neither the Company nor any of its Subsidiaries shall sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its Assets, except in the ordinary course of business consistent with past practice;

      (h) neither the Company nor its Subsidiaries shall enter into any material arrangement, agreement or contract, or any material amendment, supplement, waiver or other modification in respect of any existing arrangement, agreement or contract, with any third party (other than customers in the ordinary course of business) that provides for an exclusive arrangement with that third party or is substantially more restrictive on the Company or its Subsidiaries or substantially less advantageous to the Company or its Subsidiaries than arrangements, agreements or contracts existing on the date hereof; and

      (i) neither the Company nor any of its Subsidiaries shall make any material Tax election, amend any Tax Return or settle or compromise any material federal, state, local or foreign Tax liability; and

      (j) neither the Company nor any of its Subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

      SECTION 5.2 Access to Information. From the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford to MergerCo and its authorized representatives reasonable access during normal business hours upon reasonable prior notice to all of its books and records, including but not limited to tax, financial and accounting books and records. In addition, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to MergerCo (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the Exchange Act or other applicable Law and (b) such other information concerning its business, properties and personnel as MergerCo may reasonably request. MergerCo and its authorized representatives will use all reasonable efforts to conduct all such inspections in a manner which will minimize any material disruptions of the business and operations of the Company and its Subsidiaries.

      SECTION 5.3 Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings. Each of the parties hereto will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing and will provide the other parties with copies of all filings made by such party with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

      SECTION 5.4  Shareholders' Meeting; Proxy Statement.

      (a) As promptly as practicable after the date hereof, the Company shall prepare the Proxy Statement (as defined below). The Company will use its best efforts, after consultation with MergerCo, to respond promptly to any comments made by the SEC with respect to the Proxy Statement. The Company will use its best efforts to cause a definitive proxy statement (the "Proxy Statement") to be mailed to its stockholders as promptly as practicable after it has been approved by the SEC. The Company shall include in the Proxy Statement the recommendation of the Board of Directors that shareholders of the Company approve and adopt this Agreement and the transactions contemplated hereby.

      (b) The Company shall in accordance with applicable law and the Articles of Organization and By-laws of the Company, duly call, set a record date for, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as promptly as practicable for the purpose of considering and taking action upon this Agreement and such other matters as may be appropriate at the Special Meeting. The Company shall, through its Board of Directors, recommend that its shareholders approve the Merger and shall use all reasonable efforts to solicit from shareholders of the Company proxies in favor of the approval and adoption of this Agreement and the transactions contemplated hereby.

      (c) The Company and MergerCo shall together prepare and file a Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") under the Exchange Act. Each of MergerCo and the Company shall furnish all information concerning it, its affiliates and the holders of its capital stock required to be included in the Schedule 13E-3 and, after consultation with each other, shall respond promptly to any comments made by the SEC with respect to the Schedule 13E-3.

      (d) The information supplied by the Company for inclusion in the Proxy Statement or the Schedule 13E-3 shall not, at the time the Proxy Statement is mailed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or, at the time of the Special Meeting, as then amended or supplemented, or at the Effective Time, omit to state any material fact necessary to correct any statement originally supplied by the Company for inclusion in the Proxy Statement or the
Schedule 13E-3 which has become false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its affiliates, or its, or its affiliates', respective officers, directors or shareholders, should be discovered which should be set forth in an amendment of, or a supplement to such Proxy Statement or Schedule 13E-3, the Company shall promptly so inform MergerCo and will furnish all necessary information to MergerCo relating to such event and an appropriate amendment or supplement to such Proxy Statement or Schedule 13E-3 will thereafter be filed with the SEC by the Company. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement shall comply in all material respects, both as to form and otherwise, with the Exchange Act and/or the Securities Act, as the case may be, and the rules and regulations thereunder.

      (e) The information supplied or to be supplied by MergerCo for inclusion in the Proxy Statement or the Schedule 13E-3 shall not at the time the Proxy Statement is mailed contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or, at the time of the Special Meeting, as then amended or supplemented, or at the Effective Time, omit to state any material fact necessary to correct any statement originally supplied by MergerCo for inclusion in the Proxy Statement or the Schedule 13E-3 which has become false or misleading. If at any time prior to the Effective Time any event relating to MergerCo or any of its affiliates, or its affiliates' respective officers, directors or shareholders should be discovered which should be set forth in an amendment of, or a supplement to, such Proxy Statement or Schedule 13E-3, MergerCo shall promptly so inform the Company and will furnish all necessary information to the Company relating to such event and an appropriate amendment or supplement to such Proxy Statement or Schedule 13E-3 will thereafter be filed with the SEC by the Company. All documents that MergerCo is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement shall comply in all material respects, both as to form and otherwise, with the Exchange Act and the rules and regulations thereunder.

      SECTION 5.5 Notification of Certain Matters. The Company shall give prompt notice to MergerCo, and MergerCo shall give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty of the Company, or of MergerCo, as the case may be, contained in this Agreement to be untrue or inaccurate in any material respect at the Effective Time, (ii) any material failure of the Company, or MergerCo, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder and (iii) any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, would have or result in a Material Adverse Effect or a breach of Section 5.1.

      SECTION 5.6  Directors' and Officers' Indemnification.

      (a) For a period of six years after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its Subsidiaries in such capacities ("Indemnified Parties") against all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time to the same extent and on the same terms and conditions (including with respect to advancement of expenses) provided for in the Company's Articles of Organization and By-Laws in effect at the date hereof (to the extent consistent with applicable law).

      (b) The provisions of this Section 5.6 are intended for the benefit of, and shall be enforceable by, the respective Indemnified Parties. Nothing in this Section 5.6 shall limit or restrict the right or ability of the Surviving Corporation to change its state of domicile.

      SECTION 5.7 Recapitalization. Each of the Company and MergerCo shall use its best efforts to cause the transactions contemplated by this Agreement, including the Merger, to be accounted for as a recapitalization and such accounting treatment to be accepted by their respective accountants and by the SEC, and each of the Company and MergerCo agrees that it shall take no action that would cause such accounting treatment not to be obtained.

      SECTION 5.8 Conveyance Taxes. MergerCo and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

      SECTION 5.9 Delisting. Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the Over the Counter Bulletin Board, provided that such delisting shall not be effective until after the Effective Time of the Merger.

      SECTION 5.10 Conduct of the Company After the Merger. Each of the parties agree that until one year after the Effective Time of the Merger, the Surviving Corporation shall not be a party to any merger, reorganization, liquidation, relocation of operations, sale or transfer of assets not in the ordinary course of business, or any other material changes in its corporate structure.

                                 ARTICLE VI

                                 CONDITIONS

      SECTION 6.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable law):

      (a) No statute, rule, order, decree or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction (whether temporary, liminary or permanent) which is in effect and has the effect of prohibiting the consummation of the Merger or making the Merger illegal.

      (b) There shall be no order or injunction of a Governmental Entity of competent jurisdiction (whether temporary, preliminary or permanent) in effect precluding, restraining, enjoining or prohibiting consummation of the Merger.

      (c) Other than filing the Articles of Merger in accordance with the MBCL, all authorizations, consents and approvals of all Governmental Entities required to be obtained prior to consummation of the Merger shall have been obtained, except for such authorizations, consents, and approvals the failure of which to be obtained would not have a Material Adverse Effect.

      SECTION 6.2 Conditions to the Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

      (a) The representations and warranties of MergerCo contained in this Agreement shall be true and correct at and as of the date hereof, and true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) at and as of the Effective Time as if made at and as of such time; and

      (b) MergerCo shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms hereof.

      SECTION 6.3 Conditions to Obligations of MergerCo to Effect the Merger. The obligations of MergerCo to effect the Merger are further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

      (a) The representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the date hereof, and true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) at and as of the Effective Time as if made at and as such time;

      (b) The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms hereof;

      (c) The number of Dissenting Shares shall not exceed 10% of the issued and outstanding shares of Company Common Stock; and

      (d) No event, occurrence, fact, condition, change, development or effect shall exist or have occurred or come to exist or been threatened since September 30, 1998 that, individually or in the aggregate, has had or resulted in, or could reasonably be expected to become or result in, a Material Adverse Effect.

                                 ARTICLE VII

                                 TERMINATION

      SECTION 7.1 Termination. Notwithstanding any thing herein to the contrary, this Agreement may be terminated and the Merger may be abandoned at anytime prior to the Effective Time, whether before or after shareholder approval thereof:

      (a) By the mutual consent of the Boards of Directors of MergerCo and the Company.

      (b) By either the Company, on the one hand, or MergerCo, on the other hand, if: (i) the Merger has not been consummated on or prior to September 30, 1999 or such other date, if any, as MergerCo and the Company shall agree upon (provided that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date); or (ii) any Governmental Entity shall have issued a statute, order, decree or regulation or taken any other action (which statute, order, decree, regulation or other action the parties hereto shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Merger or making the Merger illegal and such statute, order, decree, regulation or other action shall have become final and non-appealable.

      (c) By the Company, (i) if holders of two-thirds of the outstanding Company Common Stock and Company Preferred Stock, voting as a single class, fail to approve and adopt this Agreement and the transactions contemplated hereby at the Special Meeting (including any postponement or adjournment thereof).

      (d) By the Company, upon 15 days' prior written notice, in the event of a material breach of any representation, warranty, covenant or agreement on the part of MergerCo such that the condition set forth in
Section 6.2(a) or 6.2(b) would not be satisfied as of the Effective Time, which breach is not cured prior to the expiration of such 15 day period (provided that if such breach is not curable, the Company may terminate this Agreement immediately under this Section 7.1(d)); except where the Company is in material breach of any representation, warranty, covenant or agreement as provided in Section 7.1(e).

      (e) By MergerCo, upon 15 days' prior written notice, in the event of a material breach of any representation, warranty, covenant or agreement on the part of the Company such that the condition set forth in Section 6.3(a) or 6.3(b) would not be satisfied as of the Effective Time, which breach is not cured prior to the expiration of such 15 day period (provided that if such breach is not curable, MergerCo may terminate this Agreement immediately under this Section 7.1(e)); except where MergerCo is in material breach of any representation, warranty, covenant or agreement as provided in Section 7.1(d).

      (f) By MergerCo, if (i) holders of at least two-thirds of the outstanding Company Common Stock and Company Preferred Stock, voting as a single class, fail to approve and adopt this Agreement and the transactions contemplated hereby at the Special Meeting (including any postponement or adjournment thereof); or (ii) the Board of Directors of the Company withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to MergerCo or shall have resolved to do any of the foregoing.

      SECTION 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party or parties to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of MergerCo or the Company, except as set forth in Section 8.1 hereof; provided that nothing herein shall relieve any party from any liability or obligation with respect to any willful breach of this Agreement.

                                ARTICLE VIII

                                MISCELLANEOUS

      SECTION 8.1 Fees and Expenses. (a) Except as contemplated by this Agreement, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses except that the Company shall bear and pay the costs and expenses incurred in connection with (i) the preparation, filing, printing and mailing of the Proxy Statement (including SEC filing fees) and (ii) the filing of the Schedule 13E-3.

      (b) This Section 8.1 shall survive any termination of this Agreement.

      SECTION 8.2  Amendment; Waiver.

      (a) This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval by the shareholders of the Company of the matters presented in connection with the Merger, but after any such approval no amendment shall be made without the approval of such shareholders if such amendment changes the Merger Consideration or alters or changes any of the other terms or conditions of this Agreement if such alteration or change would materially adversely affect the rights of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      (b) At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions of the other parties hereto contained herein. Any such extension or waiver by the Company shall require the consent of the Board of Directors of the Company. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement or failure to fulfill any condition shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. The representations and warranties of the Company shall not be affected or deemed waived by reason of any investigation made by or on behalf of MergerCo (including but not limited to any of its advisors, counsel, consultants or representatives) or by reason of the fact that MergerCo or any of such advisors, counsel, consultants or representatives knew or should have known that any such representation or warranty is or might be inaccurate.

      SECTION 8.3 Survival. The respective representations and warranties of MergerCo and the Company contained herein or in any certificates or other documents delivered prior to or as of the Effective Time shall not survive beyond the Effective Time. The covenants and agreements of the parties hereto (including the Surviving Corporation after the Merger) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).

      SECTION 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter's confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand or (c) the expiration of five business days after the day when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

      (a)   if to the Company, to:      Armatron International, Inc.
                                        2 Main Street
                                        Melrose, Massachusetts 02176
                                        Facsimile: (781) 321-2309
                                        Telephone: (781) 321-2300
                                        Attention:  President

            with a copy to:             Bass, Doherty & Finks, P.C.
                                        40 Soldiers Field Place
                                        Boston, Massachusetts 02135
                                        Facsimile: (617) 787-4969
                                        Telephone: (617) 787-5551
                                        Attention:  Malcolm D. Finks, Esquire

      (b)   if to MergerCo, to:         Armatron Merger Corporation
                                        2 Main Street
                                        Melrose, Massachusetts 02176
                                        Facsimile: (781) 321-2309
                                        Telephone: (781) 321-2300
                                        Attention:  President


            with a copy to              Mintz, Levin, Cohn, Ferris
                                         Glovsky and Popeo, P.C.
                                        One Financial Center
                                        Boston, Massachusetts 02111
                                        Facsimile: (617) 542-2241
                                        Telephone: (617) 542-6000
                                        Attention: Anne L. Bruno, Esquire

      SECTION 8.5 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation". The phrase "made available" when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available. The words "affiliates" and "associates" when used in this Agreement shall have the respective meanings ascribed to them in Rule 12b-2 under the Exchange Act. The phrase "beneficial ownership" and words of similar import when used in this Agreement shall have the meaning ascribed to it in Rule 13d-3 under the Exchange Act.

      SECTION 8.6 Headings; Schedules. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Disclosure of any matter pursuant to any Schedule to the Disclosure Schedule shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

      SECTION 8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

      SECTION 8.8 Entire Agreement; Third Party Beneficiaries. This Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings (written and oral), among the parties with respect to the subject matter hereof and (b) except for the provisions of Sections 5.6 and 5.9, are not intended to confer upon any person other than the parties any rights or remedies.

      SECTION 8.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

      SECTION 8.10 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts.

      SECTION 8.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. This Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns.

      IN WITNESS WHEREOF, MergerCo and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                  ARMATRON INTERNATIONAL, INC.



                                  By:___________________________________
                                  Name:   Charles J. Housman
                                  Title:  President and Chief Executive
                                          Officer

[Seal]

                                  ARMATRON MERGER CORPORATION



                                  By:___________________________________
                                  Name:   Charles J. Housman
                                  Title:  President

[Seal]